

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2021

Alex K. Grab
General Counsel
Brilliant Earth Group, Inc.
300 Grant Avenue, Third Floor
San Francisco, CA 94108

>   **Re: Brilliant Earth Group, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed August 30, 2021**
>   **File No. 333-259164**

Dear Mr. Grab:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed August 30, 2021

Non-GAAP Financial Measures, page 110

1. Please revise to more clearly explain how the Free cash flow and Free cash flow conversion non-GAAP measures are useful to investors and to clarify that they are liquidity rather than operating performance measures. When revising, please ensure that any description pertaining to usefulness does not imply that the measures represent the residual cash flow available for discretionary purposes. Lastly, considering your discussion of Key Metrics on page 109, to avoid investor confusion please refrain from using the term "metrics" interchangeably with "non-GAAP financial measures".

Executive Compensation Arrangements, page 158

2. We note that you deleted the disclosure about new employment agreements. Please file as

exhibits the current arrangements with your executive officers, such as the offer letters referenced here.

The Transactions, page 167

3. We note your added disclosure here and throughout regarding intended purchases from the Continuing Equity Owners. Please revise to identify each owner and the amount they will receive.

Brilliant Earth LLC
Note 9. Subsequent Events, page F-48

4. We note your disclosures relating to the August 26, 2021 complaint against the company. To help an investor better understand the company's exposure, please revise to disclose, if currently known, the amount of damages, injunctive relief and attorney's fees and costs sought by the plaintiff.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at 202-551-3346 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at 202-551-3641 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing